UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Natural Gas Services Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

63886Q109

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

328 Pemberwick Road

Greenwich, CT 06831

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 21, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63886Q109	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 829,808
	8.	Shared Voting Power
	9.	Sole Dispositive Power 829,808
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 829,808
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 63886Q109	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 829,808
	8.	Shared Voting Power
	9.	Sole Dispositive Power 829,808
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 829,808
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 63886Q109	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 829,808
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 829,808

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 829,808
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.7%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 63886Q109	Page 5 of 8 Pages

This Amendment No. 4 to the joint statement on Schedule 13D with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Natural Gas Services Group, Inc., a Colorado corporation (the “Issuer”), filed by Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (the “Fund”), Mill Road Capital III GP LLC, a Cayman Islands limited liability company and the sole general partner of the Fund (the “GP”), and Thomas E. Lynch (together with the Fund and the GP, the “Reporting Persons”) on January 4, 2021, as amended by Amendment No. 1 filed by the Reporting Persons on December 23, 2022, as amended by Amendment No. 2 filed by the Reporting Persons on March 10, 2023, and as amended by Amendment No. 3 filed by the Reporting Persons on May 2, 2023 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), amends the Schedule 13D as follows:

1. The first paragraph of Item 2(a) of the Schedule 13D shall hereby be amended and restated in full as follows:

(a) This joint statement on Schedule 13D is being filed by Thomas E. Lynch, Mill Road Capital III GP LLC, a Cayman Islands limited liability company (the “GP”), and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (the “Fund”). Each of the foregoing is referred to in this Schedule 13D as a “Reporting Person” and, collectively, as the “Reporting Persons.” Mr. Lynch, Deven Petito and Eric Yanagi are the Management Committee Directors of the GP and, in this capacity, are referred to in this Schedule 13D as the “Managers.” The GP is the sole general partner of the Fund. Mr. Lynch has shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.

2. Item 2(b) of the Schedule 13D shall hereby be amended and restated in full as follows:

(b) The business address of Mr. Lynch, Mr. Petito and Mr. Yanagi, and the address of the principal business and the principal office of the Fund and the GP, is 334 Pemberwick Road, Second Floor, Greenwich, CT 06831.

3. Item 3 of the Schedule 13D shall hereby be amended and restated in its entirety as follows:

The Reporting Persons acquired beneficial ownership of an aggregate of 829,808 shares of Common Stock for $8,181,681.78, using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of standard American-style, exchange-traded put options (“Put Options”) is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

CUSIP No. 63886Q109	Page 6 of 8 Pages

4. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 12,474,020 shares of the Common Stock issued and outstanding as of November 8, 2024, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended September 30, 2024. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of November 25, 2024, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 829,808 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of the Fund, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of the GP. Accordingly, each of the Reporting Persons beneficially owns 829,808 shares of Common Stock, or approximately 6.7% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 829,808 shares of Common Stock, or approximately 6.7% of the outstanding shares of Common Stock. Neither of Messrs. Petito nor Yanagi has beneficial ownership of any shares of Common Stock.

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than the Fund as set forth in the table below, effected any transaction in shares of Common Stock during the period (the “Reporting Period”) from September 26, 2024 (the date 60 days prior to the filing of this Schedule 13D) to November 25, 2024:

Date of Sale	Shares Sold (#)	Sale Price per Share ($)
11/21/2024	55,508	27.0530
11/22/2024	35,094	27.8905
11/25/2024	1,098	27.6840

The above listed transactions were conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

In addition, during the Reporting Period, the Fund sold the standard American-style, exchange-traded call options described in Item 6, which is incorporated by reference into this Item 5(c).

5. Item 6 of the Schedule 13D shall hereby be amended and restated in full as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The table below lists the standard American-style, exchange-traded call options (“Call Options”) sold by the Fund during the Reporting Period, all of which are outstanding as of November 25, 2024. Each of the below listed transactions was conducted in the ordinary course of business on the open market for cash, and the sale prices do not reflect brokerage commissions paid.

CUSIP No. 63886Q109	Page 7 of 8 Pages

Date of Sale	Value per Underlying Share at which Call Options were Sold ($)	Shares Underlying Call Options (100s)	Call Options’ Strike Price per Share ($)	Call Options’ Expiration Date
11/18/2024	$0.8530	150	$27.50	01/17/2025
11/19/2024	$0.9667	150	$27.50	01/17/2025
11/20/2024	$1.0500	200	$27.50	01/17/2025
11/21/2024	$0.8500	250	$27.50	12/20/2024
11/22/2024	$1.0500	200	$30.00	01/17/2025
11/25/2024	$1.1273	33	$27.50	12/20/2024
11/25/2024	$0.9158	653	$30.00	01/17/2025

Each of these Call Options gives the option’s counterparty the right (but not the obligation) to purchase from the Fund, on or before the option’s expiration date, the number of shares of Common Stock underlying the option, at a purchase price per share equal to the option’s strike price per share. If a Call Option is exercised on or before its expiration date, the Fund must deliver the shares of Common Stock underlying the option in exchange for the option’s aggregate exercise price.

Except as otherwise described in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, those involving the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

6. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 63886Q109	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	November 25, 2024

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Deven Petito
Deven Petito
Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Deven Petito
Deven Petito
Management Committee Director

THOMAS E. LYNCH

/s/ Deven Petito
Deven Petito, attorney-in-fact